Exhibit 99.1

AMARIN APPOINTS DR. MEHAR S. MANKU TO CHIEF SCIENTIST

DUBLIN, Ireland, September 23, 2008 – Amarin Corporation plc (NASDAQ: AMRN) today announced the appointment of Dr. Mehar S. Manku to the position of Chief Scientist. Dr. Manku joined Amarin in October 2004 with the acquisition by Amarin of Laxdale Ltd, as the Company’s Vice President, Research.

Dr. Declan Doogan, Head of Research and Development of Amarin, commented “I am pleased to appoint Dr. Manku to the position of Chief Scientist at Amarin. This move recognizes his tremendous scientific and innovative contributions to our research and development activities over the past number of years and his prominent role as a leader in the field of lipid science. His efforts have contributed significantly to the development of our lipid-based programs, including AMR101 in cardiovascular disease and central nervous system diseases, AMR103 and the Targeted Lipid Transport technology platform.”

Dr. Manku graduated from Makerere University, Uganda. He continued his studies at the University of Newcastle upon Tyne, obtaining his PhD, in 1975. Dr. Manku completed his post-doctoral studies at the Clinical Research Institute of Montreal (affiliated with University of Montreal). He was invited to become the first Director of Scotia Research Institute, in Kentville, Nova Scotia, a facility focused on the research of fatty acids in health and disease. He was also Head of Research and Development at Scotia’s facility in Carlisle, UK. He joined Laxdale Ltd (now Amarin Neuroscience Ltd) in May 2001.

Dr. Manku is author and co-author of nearly 250 scientific and technical papers and named inventor on 18 patents in the field of essential fatty acids (EFAs) and Photodynamic therapy (PDT). Recently he was appointed Honorary Professor at University of Hull, UK. He is Editor-in-Chief and one of the founding Executive Editors of "Prostaglandin, Leukotrienes and Essential Fatty Acids", a well-respected, peer review journal in the field of EFA research. He has worked in the field of EFAs for the past 30 years.

About Amarin
Amarin is a clinical-stage biopharmaceutical company with a lead program entering Phase 3 for hypertriglyceridemia. Amarin’s cardiovascular programs capitalize on its expertise in the field of lipid science and the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s central nervous system (CNS) development pipeline includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease, epilepsy and memory. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of September 23, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; risks relating to the Company’s ability to maintain its Nasdaq listing; general changes in International Financial Reporting Standards; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008.

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